Consent of Independent Auditors

The consolidated financial statements of Dakota Real Estate Investment Trust, including the consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations and other comprehensive income, equity and cash flows for the years ended December 31, 2025, 2024, and 2023, included in Legal Matters and Audit section of the Offering Circular included within an Offering Statement filed with the Securities and Exchange Commission pursuant to Regulation A and with one or more state securities regulatory authorities, have been audited by Eide Bailly LLP, independent auditors, as stated in our report appearing herein.

We consent to the inclusion in the Offering Circular of our report, dated March 11, 2026, on our audit of the consolidated financial statements of Dakota Real Estate Investment Trust.

Eide Bailly LLP

Fargo, North Dakota
July 16, 2026